EXHIBIT 99.1

                 COMMTOUCH SIGNS AGREEMENTS FOR SALE OF AT LEAST
                $2.1 MILLION OF CONVERTIBLE PREFERRED SHARES AND
                  REPAYMENT OF $3 MILLION OF CONVERTIBLE NOTES

     MOUNTAIN VIEW, Calif.--(BUSINESS WIRE)--November 1, 2004 -- Commtouch(R) (Nasdaq: CTCHC), the innovator of anti-spam solutions featuring Recurrent Pattern Detection (RPD)(TM) technology, today announced that it has entered into definitive agreements for:

     o the private placement of up to $3.3 million of Series A Preferred Shares of the company at a purchase price of $.0.50 per share to new and existing investors, including two of the company's directors (the "PIPE"). The company has entered into definitive agreements to date for the sale of approximately 4 million shares, for aggregate proceeds of approximately $2.1 million. Sale of any remaining shares is at the company's option, and is not a condition to closing; and

     o the early repayment of the $3 million in convertible notes under the Securities Purchase Agreement of November 2003 on terms described below (the "Repayment Transaction").

     As a result of these two transactions, the company will significantly improve its financial position, eliminating its long-term debt as well as certain other restrictive terms which accompanied the convertible notes. In addition, as described below, the increase in shareholders' equity that would result from consummation of the PIPE should permit the company to continue to be included on The Nasdaq SmallCap Market through at least the end of the year.

     Both the Repayment Transaction and PIPE are subject to shareholder approval at the annual general meeting of shareholders expected to be held in early December. There can be no assurance that the company will achieve shareholder approval or close either of the transactions, or do so within a timeframe that would permit it to continue to be traded on The Nasdaq Smallcap Market.


PRINCIPAL TERMS OF TRANSACTIONS
-------------------------------

PIPE:

     1. The company to date has agreed to issue approximately 4.2 million Series A Preferred Shares to new and existing investors, including two of its directors, for an aggregate purchase price of approximately $2.1 million dollars. The maximum number of shares which may be issued in the offering is approximately 6.6 million. The purchase price per share to be paid in the offering is $0.50.

     2. The Series A Preferred Shares, which must be authorized by the shareholders at the upcoming annual general meeting, will be convertible into the company's Ordinary Shares, and will have certain preferences and other rights relating to liquidation and business combinations. The full rights, preferences and privileges of this proposed new series can be found in the company's proposed Amended and

          Restated Articles of Association, which the company intends to file shortly with the Securities and Exchange Commission on Form 6-K.

     3. The securities to be issued by Commtouch pursuant to the PIPE (and in the Repayment Transaction described below) will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. As part of the offering terms, the company will be required to register for resale with the Commission the Ordinary Shares underlying these securities.

     Repayment Transaction:

     1. At the closing of the Series A Preferred financing, the company will repay in full the $3 million in principal amount, plus accrued interest, outstanding under the convertible notes.

     2. In exchange for the cancellation by the convertible note holders of their right, pursuant to the terms of the November 2003 financing, to purchase up to $3 million in additional convertible notes, the company will issue to such holders warrants to purchase an aggregate of approximately 3.3 million Ordinary Shares at an exercise price of $0.90 per share. Had such holders previously exercised this right, they would have been entitled to convert the additional notes into approximately 3.3 million Ordinary Shares at a conversion price of $0.90.

     3. The noteholders (as well as the one additional participant in the June 2004 equity placement by the company) will waive certain rights under their respective financing documents that would otherwise have restricted the company's ability to enter into the PIPE. The company in exchange will deliver to such persons an aggregate of 900,000 Series A Preferred Shares.

     4. The note holders' security interests in company assets will be terminated.


NASDAQ CONDITIONAL LISTING EXCEPTION
------------------------------------

On June 28, 2004, the company issued a press release describing the conditions required by the Nasdaq Listing Qualifications Panel (the "Panel") for the company to maintain its listing on The Nasdaq SmallCap Market. While the company was successful in meeting the initial conditions, it failed to satisfy the requirement to submit to Nasdaq by October 31, 2004 evidence of compliance, for the quarter ending September 30, 2004, with the $2.5 million shareholders' equity requirement, as set forth in Marketplace Rule 4310(c)(2)(B) (the "September 30th Requirement").

On October 27, 2004, the Panel granted the company's request for an extension of the September 30th Requirement, subject to the following amended conditions:

     1. By no later than November 1, 2004, the date of this press release, the company must have signed a definitive agreement for the PIPE and issued a press release announcing the proposed transaction. The company believes that this press release satisfies this condition, though there can be no assurance that Nasdaq will agree with this position.

     2. On or before November 15, 2004, the company must file with the Commission and Nasdaq a proxy statement evidencing the company's intent to seek shareholder approval of the PIPE.

     3. On or before December 15, 2004, the company must make a public filing with the commission and Nasdaq that includes an unaudited balance sheet, no older than 60 days and containing all appropriate pro forma adjustments (including for any consummation of the proposed transactions), evidencing the company's compliance with the $2.5 million shareholders' equity requirement.

     4. On or before January 31 and April 30, 2005, the company must submit to Nasdaq an unaudited balance sheet evidencing the company's continued compliance with the $2.5 million shareholders' equity requirement as of December 31, 2004 and March 31, 2005, respectively.

     5. On or before June 30, 2005, the company must file with the commission and Nasdaq the company's annual report on Form 20-F evidencing the company's compliance with the $2.5 million shareholders' equity requirement, on an audited basis, as of December 31, 2004.

     In addition, the company must continue to maintain compliance with all requirements for continued listing on The Nasdaq SmallCap Market. Failure to satisfy any of the foregoing conditions or noncompliance with these other requirements will result in the company's delisting. The company will remain subject to this listing exception until such time as the company has demonstrated to the Panel an ability to sustain compliance with the minimum shareholders' requirement over the long term.

About Commtouch

Commtouch Software Ltd. is a global developer and provider of proprietary anti-spam solutions featuring Recurrent Pattern Detection (RPD) technology. Its mission is to protect and preserve the integrity of the world's most important communications tool -- email. The company's core technologies reflect its 13 years of experience as a leading vendor of email software applications and provider of global messaging services. Commtouch's patent-pending technologies are employed in solutions that are sold through channels and resellers. In addition, Commtouch anti-spam technologies are incorporated in software applications of security and messaging OEMs. Commtouch is headquartered in Netanya, Israel and its subsidiary, Commtouch Inc., is based in Mountain View,

CA. The company was founded in 1991 and has been publicly traded since 1999 (Nasdaq:CTCHC - News). To learn more about Commtouch visit www.commtouch.com.

For a free copy of "Choosing the Best Technology to Fight Spam.", a recently published IDC study analyzing qualities of spam-fighting technologies, visit: http://www.commtouch.com/analysts_and_publications.shtml

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including the non-occurrence of any of the company's proposed transactions; the failure of the company to consummate the transactions within the timeframe required by Nasdaq, or to otherwise fail to satisfy the conditions imposed by the Panel for the continued listing of Commtouch shares on The Nasdaq SmallCap Market; the acceleration of the payment date of convertible notes due to a delisting by Nasdaq; business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the text of this press release or the company's Annual Reports on Form 20-F and reports on Form 6-K, which are
available  through   www.sec.gov.

Recurrent Pattern Detection and RPD are trademarks and Commtouch is a registered trademark of Commtouch Software Ltd.

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Contact:
Commtouch
media@commtouch.com
Gary Davis  650-864-2000